Exhibit 99.2

Relevant part of the Minutes of Central Puerto S.A. Board of Directors’ Meeting held on March 10, 2020

Minutes No. 349: The meeting of the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) is held on March 10, 2020, in the City of Buenos Aires with the presence of Directors Osvaldo RECA, Jorge RAUBER, Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCHI, Tomas PERES, Tomas WHITE, Cristian LOPEZ SAUBIDET, Jorge Eduardo VILLEGAS and Liliana MURISI, who attends the meeting through videoconference. Also present are Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. At 11 a.m., and the quorum being present, the meeting commences and the (…) fourteenth item of the Order of Business is open for discussion: 14) CALL OF GENERAL SHAREHOLDERS’ MEETING. Mr. Osvaldo RECA keeps the floor and informs the rest of the Directors, pursuant to the legal and bylaws requirements of the Company, that it is proper to call a General Shareholders’ Meeting. The Board of Directors unanimously approves the President’s proposal to call a General Shareholders’ Meeting on April 30, 2020, at 11 a.m. on first call, and at 12 p.m. on the same day on second call, at Av. Tomás A. Edison 2701, City of Buenos Aires, for the purpose of considering the following item of the Order of Business: (…). There being no further business to transact, the meeting is adjourned at 1:30 p.m.

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.